                                  May 31, 1996

Paul H. Hough
William A. Butler
Jeffrey Ellwood
James L. Fletcher
H. Drew MacAfee
Gary E. Pruitt
Larry Bullock

         RE:      CHANGE OF CONTROL AGREEMENT

Gentlemen:

         Royal Pakhoed N.V. and UC Acquisition Corporation agree to and approve the attached proposed letter agreement which amends the Change of Control Agreements between Univar Corporation (or Van Waters & Rogers Ltd.) and each of you. We further agree to execute final letter agreements with each of you substantially in accordance with the attached form after execution by you and Univar. We understand that the letter agreement with Larry Bullock may need to be modified from the attached form due to differences in the form of his agreement with Van Waters & Rogers Ltd.


                                       Royal Pakhoed N.V
                                       UC Acquisition Corporation



                                                   By /s/ N.J. Westdijk
                                                      -----------------
                                                      N. J. Westdijk
                                                      Chairman

May 31, 1996

         Re:  Change of Control Agreement

Dear ______________:

         This letter sets forth certain interpretations and amendments to that certain agreement dated ____________ between you (the "Executive") and Univar Corporation (the "Corporation") (the "Change of Control Agreement") as it relates to the tender offer to be made by UC Acquisition Corp. ("Buyer") in accordance with that certain Agreement and Plan of

May 31, 1996

Reorganization dated as of May 31, 1996 among Royal Pakhoed N.V. ("Parent"), Buyer, and the Corporation (the "Reorganization Agreement"). Terms not otherwise defined in this agreement shall have the same meaning as set forth in the Reorganization Agreement and the Change of Control Agreement, respectively. References to the following sections and headings are to the corresponding sections in the Change of Control Agreement which are clarified and amended as follows.

         1.       Term of Agreement. The following sentence shall be added to
Section 1 of the Change of Control Agreement.


                  "Notwithstanding any of the other provisions of this Section 1, except as to the benefits set forth in this amendment which accrue as a result of the Tender Offer, this Change of Control Agreement shall be canceled as of the close of business on the date of the closing of the Tender Offer in accordance with the Reorganization Agreement, in which case such date shall be the 'Cancellation Date.'"

         2. Change in Control. The closing of the Tender Offer in accordance with the Reorganization Agreement shall be a "change in control" as defined in the Change of Control Agreement.


         3. Termination of Employment. Upon closing the Tender Offer in accordance with the Reorganization Agreement, the Executive shall have the right to receive the compensation and benefits described in Sections 4 and 5 of the Change of Control Agreement without any requirement of a "termination of Executive's employment" as defined in Section 3 of the Change of Control Agreement.

         4 and 5.     Compensation and Benefits. The amounts payable pursuant to
Section 4 and 5, without regards to any limitation in the prior version of
Section 6, shall be paid in a lump sum in the amount set forth on Exhibit A which shall be paid in readily available funds within ten (10) business days after Pakhoed purchases Shares satisfying the Minimum Condition pursuant to the Reorganization Agreement.

         5. Benefits. If Executive continues as an employee of the Corporation after the Tender Offer he shall be entitled to receive benefits comparable to those provided other management personnel.


         6.       Gross-Up Provision. In lieu of the existing provision in
Section 6 of the Change of Control Agreement the following provisions shall apply:

         (a) Notwithstanding anything to the contrary contained herein, in the event it shall be determined that any payment or distribution by the Corporation to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of (i) this

May 31, 1996

Change of Control Agreement, as amended, (ii) the Stock Option Plans (as defined in the Reorganization Agreement and specifically including without limitation the cash payments provided for in Section 1.5 of the Reorganization Agreement),
(iii) other payments deemed to be "parachute payments" pursuant to Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and (iv) any payment to the Internal Revenue Service ("IRS"), pursuant to Section 6(b) below, (clauses (i) through (iv) are referred to herein collectively as the "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable federal, state or local excise tax (such excise tax, together with any interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in such an amount that after the payment of all taxes (including, without limitation, any interest and penalties imposed on such taxes and the Excise Tax) imposed on the Gross-Up Payment, the Executive shall retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payment. The intent of the parties is that the Corporation shall be solely responsible for, and shall pay, any Excise Tax on any Payment and Gross-Up Payment and any income and employment taxes (including, without limitation, penalties and interest) imposed on any Gross-Up Payment, as well as any loss of tax deduction caused by the Gross-Up Payment and indemnify, defend and hold Executive harmless against all such liabilities and related expenses. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rates of federal income taxation applicable to individuals in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation applicable to individuals as are in effect in the state and locality of the Executive's residence in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes.

         (b) All determinations required to be made under this Section, including without limitation, whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by Price Waterhouse or in the event they are unable or unwilling another nationally recognized accounting firm, which firm must be reasonably acceptable to the Executive (the "Accounting Firm"). The Corporation shall cause the Accounting Firm to provide detailed supporting calculations to the Corporation and the Executive within fifteen (15) business days after notice is given by the Corporation to the Accounting Firm, or such earlier time as is requested by the Corporation. If the Corporation fails to timely direct the Accounting Firm and provide it with necessary information, Executive may do so two (2) business days after written notice to the Corporation and the Accounting Firm shall make its determination based on the information previously provided to the Accounting Firm and any information or estimates provided by Executive. All fees and expenses of the Accounting firm shall be borne solely by the Corporation. Any Gross-Up Payment as determined pursuant to this Section 6, shall be paid by the Corporation within five (5) days after receipt of the Accounting Firm's determination. The Accounting Firm shall make its determinations using the substantial authority standard within the meaning of Section 6662 of the Code. Any determination by the Accounting Firm shall be binding upon the Corporation and the Executive in the absence of material mathematical or legal

May 31, 1996
error. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payment will not have been made by the Corporation that should have been made ("Underpayment") or that Gross-Up Payment will have been made that should not have been made ("Overpayment"), in each case, consistent with the calculations required to be made hereunder. In the event that the Executive hereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of Underpayment that has occurred and any such Underpayment shall be promptly paid by the Corporation to the Internal Revenue Service or other appropriate taxing authority on the Executive's behalf or, if such Underpayment has been previously paid by the Executive, to the Executive. In the event that the Accounting Firm determines that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to the Executive with interest at applicable federal rate provided for in Section 7872(f)(2) of the Code, due and payable within ninety
(90) days after written demand to the Executive by the Corporation; provided, however that Executive shall have no duty or obligation whatsoever to repay said loan to the extent that the Executive's receipt of the Overpayment, or any portion thereof, is includable in Executive's income and the Executive's repayment of that amount is not fully deductible by the Executive for federal and state income tax purposes. It is the intent of the preceding sentence that tax consequences of any Overpayment shall be neutral to the Executive.

         (c) The Corporation and the Executive agree to prepare and file their respective tax returns (including any amendments thereto) and report their respective deductions and income on a basis that is consistent with the analysis that has been prepared by the Accounting Firm and any subsequent determination by the Accounting Firm.

         (d) In the event the Internal Revenue Service or any state taxing authority proposes an adjustment to the taxes of the Executive which would give rise to an Underpayment requiring indemnification by the Corporation hereunder, then the Executive shall notify the Corporation in writing within fifteen (15) days of the Executive's receipt of the proposed adjustment, provided that the failure to provide such notice shall not relieve the Corporation of its obligations under this Agreement with respect to any adjustment unless its ability to contest such proposed adjustment is materially compromised. The Executive agrees that thereafter the Corporation, at its own expense, shall have the right to control the tax proceeding concerning such proposed adjustment, including, among other things, agreeing to, contesting or compromising the proposed adjustment. In the event the Corporation believes that there is substantial authority that the Executive has made an Overpayment and is entitled to a refund of federal or state taxes, then the Executive agrees to file a claim for refund asserting such Overpayment and the Corporation shall have the right to prosecute the claim for refund. The filing of any claim and any related prosecution of such claim shall be at the sole expense of the Corporation.

         7. Effect of Death. Death of the Executive shall have no effect on the Surviving Corporation's obligation to make the payments provided pursuant to Section 4 and 5 as modified

May 31, 1996
above. The last two sentences of Section 7 shall continue to apply as to benefits to be paid pursuant to Section 5 and as to payments due in respect of the Executive's death.

         Sections 8 through 16 of the Change of Control Agreement shall continue to apply without modification. In the event the Reorganization Agreement is terminated, the Change of Control Agreement shall continue in full force and effect without regard to the amendments and modifications made pursuant to this letter. The following shall be added as a new Section 17.

                    [Remainder of page intentionally omitted]

May 31, 1996

         17. Release. The Executive agrees that payments made pursuant to the Change of Control Agreement, as amended, shall be in lieu of, and the Executive hereby waives and releases any claim to, severance or other termination payments under any other plan or arrangement of the Corporation, or any other claim, right or cause of action relating to his employment with the Corporation existing as of the date of this Agreement, provided that the foregoing shall not apply to (i) any new agreement, regardless of when executed, between the Executive and the Surviving Corporation, Parent or any affiliate of Parent, or (ii) any plan applicable or other severance or termination otherwise payable to Executive in connection with any termination which occurs more than thirty (30) months after the closing of the Tender Offer.

                                                     Very truly yours,

                                                     UNIVAR CORPORATION

                                                     By______________________
                                                       Its___________________

Agreed and Accepted:


By ______________________
     (the "Executive")

Royal Pakhoed N.V.


By_______________________
   N.J. Westdijk
   Chairman, Board of Management


UC Acquisition Corp.


By_______________________
   N.J. Westdijk
   Chairman and President


                                                               Cash payments
                                                             for surrender of
                                                              Stock Options,
                                             Base               Restricted
                                         Compensation,         Stock Awards
                                        Target Inventive       and Deferred
                                          and Benefits       Cash Incentives
                                          pursuant to           pursuant to
                                        Amended Change of       Stock Option
Officers                               Control Agreement          Plans
- ---------                              ------------------    ----------------
William A. Butler                       $  672,531.30         $  574,817.90
Larry Bullock                              494,426.55            573,047.87
Jeffrey Ellwood                            689,716.48            359,601.97
James L. Fletcher                          731,519.00            847,208.97
Paul H. Hough                            1,596,363.05          3,094,022.41
H. Drew MacAfee                            637,321.80            499,339.02
Gary E. Pruitt                             817,019.70            670,919.97
                                        -------------         -------------
                Totals                  $5,638,897.87         $6,618,958.11
                                        =============         =============